Exhibit 99.1

Copano Energy, L.L.C.	News Release

Contacts:	Carl A. Luna, Senior Vice President
Copano Energy, L.L.C.
713-621-9547
FOR IMMEDIATE RELEASE
Jack Lascar / jlascar@drg-e.com
Anne Pearson/ apearson@drg-e.com
DRG&E / 713-529-6600

COPANO ENERGY EXPANDS COMMODITY HEDGING PORTFOLIO

HOUSTON – August 25, 2009 — Copano Energy, L.L.C. (NASDAQ: CPNO) announced today that it has expanded its commodity risk management portfolio for the 2011 and 2012 calendar years by execution of the transactions summarized on the attached schedule. As a result of these transactions, Copano has acquired puts for West Texas Intermediate crude oil at strike prices reflecting current market conditions. The newly-acquired options were purchased from two investment grade counterparties for a cost of approximately $4.4 million.

“These transactions complement our significant 2011 propane, iso-butane and normal butane hedges and, with the exception of ethane, fulfill our current hedging volume targets for 2011.  They also initiate the execution of our 2012 hedging program,” said John Eckel, Chairman and Chief Executive Officer of Copano Energy. “We will continue to consider further additions to our hedge portfolio.”

Houston-based Copano Energy, L.L.C. is a midstream natural gas company with operations in Oklahoma, Texas, Wyoming and Louisiana.

This press release includes “forward-looking statements,” as defined by the Securities and Exchange Commission. Statements that are not historical facts and instead address activities, events or developments that we expect or anticipate will or may occur in the future, including references to future goals or intentions, are forward-looking statements. We make these statements based on our past experience and our perception of historical trends, current conditions and expected future developments, as well as other considerations we believe are appropriate under the circumstances. Whether actual results and developments in the future will conform to our expectations is subject to numerous risks and uncertainties, many of which are beyond our control. Therefore, actual outcomes and results could differ materially from what is expressed, implied or forecast in forward-looking statements. Any differences could result from a number of factors, including the volatility of prices and market demand for natural gas and natural gas liquids; our ability to continue to obtain new sources of natural gas supply; the ability of key producers to continue to drill and successfully complete and attach new natural gas supplies; our ability to retain our key customers; general economic conditions; the effects of government regulations and policies; and other financial, operational and legal risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

SCHEDULE A

Copano Energy, L.L.C.
Summary of Commodity Hedges Purchased
(all hedges are settled monthly):

Purchased NYMEX WTI Crude Oil Put Options listed below:

	Put Strike (Per Barrel)	Put Volumes (Barrels Per Day)
Calendar 2011	$77.00	700
Calendar 2012	$79.00	300